CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the second and two quarters ended October 1, 2023
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated October 31, 2023 and provides information concerning our results of operations and financial condition for the second and two quarters ended October 1, 2023. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the second and two quarters ended October 1, 2023 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended April 2, 2023 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended April 2, 2023 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

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•the continued absence of material global supply chain disruptions to our business, ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to manage inventory and forecast our inventory need, which we continue to monitor, and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•our ability to forecast our inventory needs and to manage our product distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events and the COVID-19 pandemic, which may further affect general economic and operating conditions;
•follow on effects of the recent U.S. banking failures;

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•fluctuations in raw material costs, interest rates and currency exchange rates;
•we may be unable to maintain effective internal controls over financial reporting; and
•our ability to successfully execute our Transformation program.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information and critical accounting estimates and judgments” in the Interim Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, ”RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.

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All references to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; to “fiscal 2023” are to the Company’s fiscal year ended April 2, 2023; and to “fiscal 2024” are to the Company’s fiscal year ending March 31, 2024.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2024 is a 52-week fiscal year.
Certain comparative figures have been reclassified to conform with the current year presentation, where foreign exchange gains and losses related to the outstanding principal balance on the term loan facility, net of hedging, are reflected in the presentation of net interest, finance and other costs; previously this was presented in selling, general and administrative ("SG&A") expenses. This change was made to present all financing costs related to the term loan within the same financial statement caption in the consolidated interim statements of income (loss). For the second and two quarters ended October 2, 2022, we reclassified foreign exchange gains of $16.8m and $15.3m, respectively. This reclassification did not impact net income (loss), earnings per share, or the interim statement of financial position in the comparative quarter.
In the prior year, management identified an immaterial reclassification in the interim statement of cash flows and related note disclosure for the second and two quarters ended October 2, 2022 decreasing cash outflows from investing activities and increasing cash outflows from operating activities of $7.0m due to translation of foreign currency. Certain comparative figures have been reclassified in the interim statement of cash flows and related note disclosure related to this reclassification. The reclassification has been appropriately reflected in the interim statement of cash flows and related note disclosure for the second and two quarters ended October 1, 2023.
Refer to “Components of our Results of Operations” in the MD&A section of our fiscal 2023 Annual Report for a description of the Company’s financial measures in accordance with IFRS. There have been no material changes in the Company’s components of our results of operations since April 2, 2023, apart from the reclassification of foreign exchange gains and losses to the term loan, net of hedging.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the second and two quarters ended October 1, 2023 compared to the second and two quarters ended October 2, 2022, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Second quarter ended				Two quarters ended
	October 1, 2023	October 2, 2022		% Change	October 1, 2023	October 2, 2022		% Change
		Reclassified				Reclassified
Revenue	281.1	277.2		1.4%	365.9	347.1		5.4%
Gross profit	179.5	165.8		8.3%	234.7	208.5		12.6%
Gross margin	63.9%	59.8%	410	bps	64.1%	60.1%	400	bps
Operating income (loss)	2.3	21.5		(89.3)%	(97.4)	(60.7)		(60.5)%
Net income (loss)	4.1	5.0		(18.0)%	(80.9)	(58.6)		(38.1)%
Net income (loss) attributable to shareholders of the Company	3.9	3.3		18.2%	(77.2)	(59.1)		(30.6)%
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.04	$0.03		33.3%	$(0.75)	$(0.56)		(33.9)%
Diluted	$0.04	$0.03		33.3%	$(0.75)	$(0.56)		(33.9)%

CAD $ millions	October 1, 2023	October 2, 2022	April 2, 2023
Financial Position:
Cash	37.5	97.1	286.5
Net working capital[1]	527.6	482.4	328.0
Total assets	1,589.3	1,543.5	1,590.0
Total non-current liabilities	837.4	801.3	760.1
Equity	355.7	366.5	477.5
1Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

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FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions.
•New Products. We intend to continue investing in innovation and the development and introduction of new products, including talent development, as well as expand offerings in our existing product categories, across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels.
•Inflationary environment. Inflationary pressures may persist in future fiscal periods and may fluctuate materially between markets. Such pressures may, among other impacts globally, have an adverse effect on our ability to maintain current gross margin and SG&A expenses as a percentage of revenue. Elevated interest rates may impact our business, including borrowing and other costs, and the markets in which we operate. In addition, inflationary pressures may affect the amount of discretionary income available for certain customers to purchase our products.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 78.9% and 82.5% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2023 and fiscal 2022, respectively. Additionally, we generated 83.9% and 85.0% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2023 and fiscal 2022, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchase behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and

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fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2023 and 2022, we generated 70.1% and 72.5%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” in the MD&A below for more details on foreign exchange.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending, international travel, credit markets, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflict in Ukraine and continue to suspend all wholesale and e-Commerce sales to Russia. We also continue to monitor the ongoing conflict in the Middle East and the impacts on human life in both regions.
We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
BUSINESS DEVELOPMENTS
Transformation Program
During the fiscal year ended April 2, 2023, the Company announced its Transformation Program. This multi-phase program is expected to increase operational efficiencies by optimizing production and procurement, developing people and resources, and focusing on our consumers to allow sustainable growth, profitability and long term value.
•During the first quarter of fiscal 2024, the Company completed the consolidation of one of our manufacturing facilities in Montreal to improve efficiencies in our supply chain.
•During the second quarter of fiscal 2024, the Company reduced its global corporate workforce by approximately 10% to improve efficiencies in the workforce and yield savings in labour costs moving forward.
SEGMENTS
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our directly operated retail stores and our e-Commerce website available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States and Canada.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular

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market through their own DTC channels or local wholesalers. The Wholesale segment includes the introduction of travel retail with the opening of a location in Frankfurt, Germany this quarter.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, and SG&A expenses.
As at October 1, 2023, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2024
	April 2, 2023	Q1 Additions	Q2 Additions	October 1, 2023
Canada	9	—	—	9
United States	8	2	3	13
North America	17	2	3	22
Asia Pacific	26	—	5	31
EMEA[1]	8	1	—	9
Total permanent stores	51	3	8	62

		Fiscal 2023
	April 3, 2022	Q1 Additions	Q2 Additions	Q3 Additions	Q4 Additions	April 2, 2023
Canada	9	—	—	—	—	9
United States	6	—	—	2	—	8
North America	15	—	—	2	—	17
Asia Pacific	19	2	2	3	—	26
EMEA[1]	7	—	—	1	—	8
Total permanent stores	41	2	2	6	—	51
1EMEA comprises Europe, the Middle East, Africa, and Latin America.

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RESULTS OF OPERATIONS
For the second quarter ended October 1, 2023 compared to the second quarter ended October 2, 2022
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Second quarter ended		$ Change	% Change
	October 1, 2023	October 2, 2022
		Reclassified
Revenue	281.1	277.2	3.9	1.4%
Cost of sales	101.6	111.4	9.8	8.8%
Gross profit	179.5	165.8	13.7	8.3%
Gross margin	63.9%	59.8%		410	bps
SG&A expenses	177.2	144.3	(32.9)	(22.8)%
SG&A expenses as % of revenue	63.0%	52.1%		(1,090)	bps
Operating income	2.3	21.5	(19.2)	(89.3)%
Operating margin	0.8%	7.8%		(700)	bps
Net interest, finance and other costs	13.6	23.6	10.0	42.4%
Loss before income taxes	(11.3)	(2.1)	(9.2)	(438.1)%
Income tax recovery	(15.4)	(7.1)	8.3	116.9%
Effective tax rate	136.3%	338.1%		20,180	bps
Net income	4.1	5.0	(0.9)	(18.0)%
Net income attributable to non-controlling interest	0.2	1.7	(1.5)	(88.2)%
Net income attributable to shareholders of the Company	3.9	3.3	0.6	18.2%
Weighted average number of shares outstanding
Basic	102,468,461	105,334,265
Diluted	103,586,542	105,864,969
Earnings per share attributable to shareholders of the Company
Basic	$0.04	$0.03	0.01	33.3%
Diluted	$0.04	$0.03	0.01	33.3%

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Revenue
Revenue for the second quarter ended October 1, 2023 was $281.1m, an increase of $3.9m or 1.4%, from $277.2m for the second quarter ended October 2, 2022. Revenue generated from our DTC channel represented 38.9% of total revenue for the second quarter ended October 1, 2023 compared to 34.2% for the second quarter ended October 2, 2022. Demand for non-Heavyweight Down categories grew, expanding its share of revenue within the overall mix, as Heavyweight Down sales were flat year-over-year. On a constant currency1 basis, revenue decreased by (2.8)% for the second quarter ended October 1, 2023 compared to the second quarter ended October 2, 2022, reflecting the strengthening of the euro relative to the Canadian dollar in the current period.

	Second quarter ended		$ Change			% Change
CAD $ millions	October 1, 2023	October 2, 2022	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	109.4	94.8	14.6	(3.4)	11.2	15.4%	11.8%
Wholesale	162.0	180.7	(18.7)	(8.3)	(27.0)	(10.3)%	(14.9)%
Other	9.7	1.7	8.0	—	8.0	470.6%	470.6%
Total revenue	281.1	277.2	3.9	(11.7)	(7.8)	1.4%	(2.8)%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

	Second quarter ended		$ Change			% Change
CAD $ millions	October 1, 2023	October 2, 2022	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	57.9	58.7	(0.8)	—	(0.8)	(1.4)%	(1.4)%
United States	66.2	74.2	(8.0)	(1.9)	(9.9)	(10.8)%	(13.3)%
North America	124.1	132.9	(8.8)	(1.9)	(10.7)	(6.6)%	(8.1)%
Asia Pacific	63.8	56.4	7.4	(1.1)	6.3	13.1%	11.2%
EMEA[1]	93.2	87.9	5.3	(8.7)	(3.4)	6.0%	(3.9)%
Total revenue	281.1	277.2	3.9	(11.7)	(7.8)	1.4%	(2.8)%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
DTC
Revenue from our DTC segment was $109.4m for the second quarter ended October 1, 2023 compared to $94.8m for the second quarter ended October 2, 2022. The increase of $14.6m or 15.4% was driven by the following factors:
•Retail expansion mainly in United States and Asia Pacific with nine new permanent stores and two temporary stores converted to permanent in fiscal 2024 to date, in

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addition to eight openings in fiscal 2023 running for the full duration of the quarter compared to partial operations in the comparative quarter.
•Total revenue from non-Heavyweight Down grew across all geographies and Heavyweight Down grew across all geographies except for Asia Pacific compared to the second quarter ended October 2, 2022.
•Partially offsetting these positive results was negative DTC comparable sales growth1 of (7.4%) due to:
◦Store performance for comparable stores was up slightly year-over-year but were more than offset by a decline in e-Commerce revenue.
◦Negative comparable sales growth in the United States, EMEA, and Mainland China due to a continuously challenging macro-economic backdrop, despite traffic increases in the majority of stores. Our retail network contributed to the vast majority of revenue in the DTC segment in this quarter.
◦Strong demand from local customers and tourism in Canada and continued improvements in tourism in Hong Kong, Macau, and Taiwan resulting in positive DTC comparable sales growth, which partially offset the negative DTC comparable sales growth.
•The later onset of cold weather that many regions have been experiencing may have affected purchase behaviour, including causing delayed purchases for our warmest products as consumers are buying closer to need, which further offset these positive results.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $162.0m for the second quarter ended October 1, 2023 compared to $180.7m for the second quarter ended October 2, 2022. The decrease of $18.7m or (10.3)% was in line with our expectation for the segment across all geographies. During fiscal 2024, we have continued to manage our wholesale relationships based on the strategic nature of our partners, inventory in the segment and DTC distribution, which contributed to the planned year-over-year decrease. Despite these factors, positively impacting results were earlier timing of shipments to our wholesale partners in EMEA compared to the second quarter ended October 2, 2022.
Other
Revenue from our Other segment was $9.7m, for the second quarter ended October 1, 2023, and increased compared to $1.7m for the second quarter ended October 2, 2022. The increase was attributable to higher product sales through friends and family events.

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Gross Profit
Gross profit and gross margin for the second quarter ended October 1, 2023 were $179.5m and 63.9%, respectively, compared to $165.8m and 59.8%, respectively, for the second quarter ended October 2, 2022. The increase in gross profit of $13.7m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by segment mix due to a higher proportion of DTC sales and pricing.

	Second quarter ended
	October 1, 2023		October 2, 2022
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	83.6	76.4%	73.0	77.0%	10.6	(60)	bps
Wholesale	92.7	57.2%	92.1	51.0%	0.6	620	bps
Other	3.2	33.0%	0.7	41.2%	2.5	(820)	bps
Total gross profit	179.5	63.9%	165.8	59.8%	13.7	410	bps
DTC
Gross profit in our DTC segment was $83.6m for the second quarter ended October 1, 2023 compared to $73.0m for the second quarter ended October 2, 2022. The increase of $10.6m in gross profit was attributable to higher revenues as noted above, partially offset by slightly lower gross margins. The gross margin was 76.4% for the second quarter ended October 1, 2023, a decrease of 60 bps compared to 77.0% in the comparative quarter. During the second quarter ended October 1, 2023, gross margin was impacted by higher product costs (-170 bps) due to input cost inflation and higher freight and duty costs (-110 bps), partially offset by pricing (+180 bps). In addition to the factors above, the comparative quarter included a higher fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (as defined below), relative to the current quarter (+40 bps).
Wholesale
Gross profit in our Wholesale segment was $92.7m for the second quarter ended October 1, 2023 compared to $92.1m for the second quarter ended October 2, 2022. The increase of $0.6m in gross profit was attributable to gross margin expansion largely offsetting the lower revenue. The gross margin was 57.2% for the second quarter ended October 1, 2023, an increase of 620 bps compared to 51.0% in the comparative quarter. During the second quarter ended October 1, 2023, gross margin was impacted by pricing (+350 bps), which included positive foreign exchange results due to the strengthening of the euro relative to the Canadian dollar, favourable product mix (+220 bps) from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories, and lower inventory provisioning (+170 bps). In addition to the factors above, the comparative quarter included a higher fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (as defined below) (+200 bps) relative to the current quarter. Partially offsetting margin results were higher product costs (-220 bps) due to input cost inflation and higher freight and duty costs (-70 bps).
Other
Gross profit in our Other segment was $3.2m for the second quarter ended October 1, 2023 compared to $0.7m for the second quarter ended October 2, 2022, due to increased revenue as described above. Gross margin was 33.0% for the second quarter ended October 1, 2023

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compared to 41.2% for the second quarter ended October 2, 2022; the decrease compared to comparative quarter was due to friends and family events in the current quarter.
SG&A Expenses
SG&A expenses were $177.2m for the second quarter ended October 1, 2023 compared to $144.3m for the second quarter ended October 2, 2022. The increase of $32.9m or 22.8% was attributable to $13.2m of activities related to the Transformation Program, including $7.7m of consultancy fees and $5.5m of corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce, and $9.4m in higher costs related to the expanded retail network, $5.2m from the timing of marketing activities to assist with brand awareness and support our growth, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024, and $4.2m of incremental corporate personnel costs. The increase was partially offset by $5.2m of favourable foreign exchange fluctuations.

	Second quarter ended
	October 1, 2023		October 2, 2022
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
DTC	63.3	57.9%	49.7	52.4%	(13.6)	(27.4)%
Wholesale	19.3	11.9%	18.0	10.0%	(1.3)	(7.2)%
Other	94.6		76.6		(18.0)	(23.5)%
Total SG&A expenses	177.2	63.0%	144.3	52.1%	(32.9)	(22.8)%
Depreciation and amortization, included above, was $27.5m for the second quarter ended October 1, 2023 compared to $24.0m for the second quarter ended October 2, 2022, an increase of $3.5m which is attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the second quarter ended October 1, 2023 were $63.3m, or 57.9% of segment revenue, compared to $49.7m, or 52.4% of segment revenue, for the second quarter ended October 2, 2022. The increase of $13.6m or 5.5% as a percentage of segment revenue was primarily due to $9.4m of costs associated with the expansion of the retail network in the United States and Mainland China and prior year store openings running for the full duration of the quarter in fiscal 2024. There were no COVID-19 related temporary store closure costs in the second quarter ended October 1, 2023 compared to $0.2m in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the second quarter ended October 1, 2023 were $19.3m, or 11.9% of segment revenue, compared to $18.0m, or 10.0% of segment revenue, for the second quarter ended October 2, 2022. The increase of 1.9% in SG&A as a percentage of segment revenue was primarily driven by lower revenue in the quarter and $1.3m or 7.2% of incremental costs. The increase in costs was attributable to professional fees, higher personnel costs, and higher commissions attributable to the earlier timing of shipments in EMEA to our wholesale partners.

Canada Goose Holdings Inc.	Page 13 of 41

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $94.6m for the second quarter ended October 1, 2023 compared to $76.6m for the second quarter ended October 2, 2022. The increase of $18.0m or 23.5% was attributable to $13.2m of activities related to the Transformation Program, including $7.7m of consultancy fees and $5.5m corporate restructuring costs, net of share-based award forfeitures associated with the reduction in workforce, and $5.2m from the timing of investment in marketing, which occurred later in fiscal 2024 than in fiscal 2023, and $4.2m of incremental corporate personnel costs. The increase was partially offset by $5.2m of favourable foreign exchange fluctuations.
Operating Income and Margin
Operating income and operating margin were $2.3m and 0.8% for the second quarter ended October 1, 2023 compared to $21.5m and 7.8% for the second quarter ended October 2, 2022. The decrease in operating income of $19.2m and operating margin of (700) bps were attributable to higher SG&A costs noted above, partially offset by higher gross profit.

	Second quarter ended
	October 1, 2023		October 2, 2022
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	20.3	18.6%	23.3	24.6%	(3.0)	(600)	bps
Wholesale	73.4	45.3%	74.1	41.0%	(0.7)	430	bps
Other	(91.4)		(75.9)		(15.5)
Total operating income	2.3	0.8%	21.5	7.8%	(19.2)	(700)	bps
DTC
DTC segment operating income and operating margin were $20.3m and 18.6% for the second quarter ended October 1, 2023 compared to $23.3m and 24.6% for the second quarter ended October 2, 2022. The decrease in operating income of $3.0m was attributable to higher costs associated with the expansion of the retail network, partially offset by improved revenue and gross profit. The decrease in operating margin of (600) bps was attributable to higher costs associated with expansion of the retail network and negative DTC comparable sales growth. There were no COVID-19 related temporary store closure costs in the second quarter ended October 1, 2023 compared to $0.2m in the comparative quarter.
Wholesale
Wholesale segment operating income and operating margin were $73.4m and 45.3% for the second quarter ended October 1, 2023 compared to $74.1m and 41.0% for the second quarter ended October 2, 2022. The decrease in operating income of $0.7m was attributable to higher SG&A expenses as discussed above, partially offset by slightly higher gross profit. The increase in operating margin was attributable to the improved gross margin, driven by favourable pricing and product mix, partially offset by higher SG&A expenses as discussed above.

Canada Goose Holdings Inc.	Page 14 of 41

Other
Other segment operating loss was $(91.4)m for the second quarter ended October 1, 2023 compared to $(75.9)m for the second quarter ended October 2, 2022. The increase in operating loss of $15.5m was attributable to higher SG&A expenses as discussed above, offsetting the increased gross profit realized in this segment.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $13.6m for the second quarter ended October 1, 2023 compared to $23.6m for the second quarter ended October 2, 2022. The decrease of $10.0m and 42.4% was driven by favourable foreign exchange fluctuations related to the Term Loan Facility which is denominated in USD, net of hedging impacts, of $15.1m. The decrease was partially offset by the increase in net loss of $2.7m on the fair value remeasurement of the put option (liability increase of $2.1m, including translation gains of $1.1m) and contingent consideration (liability increase of $2.8m, including translation gains of $1.1m) related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The change in fair values of the contingent consideration and put option liability were driven by progression through the 4-year and 10-year terms, respectively, and improvements in the Company’s credit rating.
Income Taxes
Income tax recovery was $15.4m for the second quarter ended October 1, 2023 compared to $7.1m for the second quarter ended October 2, 2022. For the second quarter ended October 1, 2023, the effective and statutory tax rates were 136.3% and 25.7%, respectively, compared to 338.1% and 25.4% for the second quarter ended October 2, 2022, respectively. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the second quarter ended October 1, 2023 was $4.1m compared to $5.0m for second quarter ended October 2, 2022, driven by the factors described above.

Canada Goose Holdings Inc.	Page 15 of 41

RESULTS OF OPERATIONS
For the two quarters ended October 1, 2023 compared to the two quarters ended October 2, 2022
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Two quarters ended		$ Change	% Change
	October 1, 2023	October 2, 2022
		Reclassified
Revenue	365.9	347.1	18.8	5.4%
Cost of sales	131.2	138.6	7.4	5.3%
Gross profit	234.7	208.5	26.2	12.6%
Gross margin	64.1%	60.1%		400	bps
SG&A expenses	332.1	269.2	(62.9)	(23.4)%
SG&A expenses as % of revenue	90.8%	77.6%		(1,320)	bps
Operating loss	(97.4)	(60.7)	(36.7)	(60.5)%
Operating margin	(26.6)%	(17.5)%		(910)	bps
Net interest, finance and other costs	28.1	29.5	1.4	4.7%
Loss before income taxes	(125.5)	(90.2)	(35.3)	(39.1)%
Income tax recovery	(44.6)	(31.6)	13.0	41.1%
Effective tax rate	35.5%	35.0%		(50)	bps
Net loss	(80.9)	(58.6)	(22.3)	(38.1)%
Net (loss) income attributable to non-controlling interest	(3.7)	0.5	(4.2)	(840.0)%
Net loss attributable to shareholders of the Company	(77.2)	(59.1)	(18.1)	(30.6)%
Weighted average number of shares outstanding
Basic	103,089,612	105,284,370
Diluted	103,089,612	105,284,370
Loss per share attributable to shareholders of the Company
Basic	$(0.75)	$(0.56)	(0.19)	(33.9)%
Diluted	$(0.75)	$(0.56)	(0.19)	(33.9)%
Revenue
Revenue for the two quarters ended October 1, 2023 was $365.9m, an increase of $18.8m or 5.4% from $347.1m for the two quarters ended October 2, 2022. Revenue generated from our DTC channel represented 45.1% of total revenue for the two quarters ended October 1, 2023 compared to 37.3% for the two quarters ended October 2, 2022. Increases in revenue is due to increased demand for Heavyweight Down and non-Heavyweight Down categories year-over-year. On a constant currency1 basis, revenue increased by 1.4% for the two quarters ended October 1, 2023 compared to the two quarters ended October 2, 2022, reflecting the strength of the euro relative to the Canadian dollar in the current period.

Canada Goose Holdings Inc.	Page 16 of 41

	Two quarters ended		$ Change			% Change
CAD $ millions	October 1, 2023	October 2, 2022	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	165.2	129.6	35.6	(5.6)	30.0	27.5%	23.1%
Wholesale	189.1	213.9	(24.8)	(8.5)	(33.3)	(11.6)%	(15.6)%
Other	11.6	3.6	8.0	—	8.0	222.2%	222.2%
Total revenue	365.9	347.1	18.8	(14.1)	4.7	5.4%	1.4%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Two quarters ended		$ Change			% Change
CAD $ millions	October 1, 2023	October 2, 2022	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	81.4	76.6	4.8	—	4.8	6.3%	6.3%
United States	84.3	89.9	(5.6)	(3.1)	(8.7)	(6.2)%	(9.7)%
North America	165.7	166.5	(0.8)	(3.1)	(3.9)	(0.5)%	(2.3)%
Asia Pacific	88.3	72.5	15.8	(2.6)	13.2	21.8%	18.2%
EMEA[1]	111.9	108.1	3.8	(8.4)	(4.6)	3.5%	(4.3)%
Total revenue	365.9	347.1	18.8	(14.1)	4.7	5.4%	1.4%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 17 of 41

DTC
Revenue from our DTC segment for the two quarters ended October 1, 2023 was $165.2m compared to $129.6m for the two quarters ended October 2, 2022. The increase of $35.6m or 27.5% was attributable largely to:
•Retail expansion mainly in United States and Mainland China with nine new permanent stores and two temporary stores converted to permanent in this period, in addition to ten openings in fiscal 2023 running for the full duration of the period compared to partial operations in fiscal 2023.
•Total revenue from Heavyweight Down and non-Heavyweight Down compared to the second quarter ended October 2, 2022.
•DTC comparable sales growth1 of 1.7%, which included positive comparable sales growth in all geographies except the United States and EMEA, and positive overall comparable store growth, which was partially offset by lower e-Commerce revenue.
◦Canada gained momentum due to strong domestic demand and increased tourist spend.
◦Positive comparable sales growth in Hong Kong, Taiwan and Macau primarily driven by the return of Chinese tourism.
◦Lifting of COVID-19 restrictions led to a modest rebound in domestic spending in Mainland China. In contrast to Q1 fiscal 2023, we were not unfavourably impacted by reduced working hours and store closures as result of COVID-19 related restrictions.
◦A challenging macro-economic backdrop continued to present headwinds across the business.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the two quarters ended October 1, 2023 was $189.1m compared to $213.9m for the two quarters ended October 2, 2022. The decrease of $24.8m or (11.6)% was due to continued streamlining of wholesale relationships as we optimize for greater DTC sales within our channel mix, consistent with our expectations, across all geographies. Conversely, positively impacting results were earlier timing of shipments in Canada and EMEA to our wholesale partners compared to the second and two quarters ended October 2, 2022.
Other
Revenue from our Other segment for the two quarters ended October 1, 2023 was $11.6m compared to $3.6m for the two quarters ended October 2, 2022. The increase of $8.0m or 222.2% was attributable to increased product availability through friends and family events.
Gross Profit
Gross profit and gross margin for the two quarters ended October 1, 2023 were $234.7m and 64.1%, respectively, compared to $208.5m and 60.1%, respectively, for the two quarters ended October 2, 2022. The increase in gross profit of $26.2m was attributable to higher revenue as noted above and margin expansion. Gross margin in the current period has been favourably impacted by pricing, favourable segment mix due to a higher proportion of DTC sales, and the

Canada Goose Holdings Inc.	Page 18 of 41

lower impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture in the current year, partially offset by higher product costs to due to input cost inflation.

	Two quarters ended
	October 1, 2023		October 2, 2022
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	124.4	75.3%	98.3	75.8%	26.1	(50)	bps
Wholesale	106.5	56.3%	108.9	50.9%	(2.4)	540	bps
Other	3.8	32.8%	1.3	36.1%	2.5	(330)	bps
Total gross profit	234.7	64.1%	208.5	60.1%	26.2	400	bps
DTC
Gross profit in our DTC segment was $124.4m for the two quarters ended October 1, 2023 compared to $98.3m for the two quarters ended October 2, 2022. The increase of $26.1m in gross profit was attributable to higher revenues as noted above, partially offset by a small margin decline. The gross margin was 75.3% for the two quarters ended October 1, 2023, a decrease of 50 bps compared to 75.8% in the comparative period. During the two quarters ended October 1, 2023, gross margin was impacted by higher product costs (-190 bps) due to input cost inflation and higher freight and duty (-70 bps), partially offset by the favourable impact of pricing (+200 bps).
Wholesale
Gross profit in our Wholesale segment was $106.5m for the two quarters ended October 1, 2023 compared to $108.9m for the two quarters ended October 2, 2022. The decrease in gross profit of $2.4m was attributable to lower revenues, partially offset by gross margin expansion. The gross margin was 56.3% for the two quarters ended October 1, 2023, an increase of 540 bps compared to 50.9% in the comparative period. During the two quarters ended October 1, 2023, gross margin benefited from pricing (+330 bps), which included positive foreign exchange results due to the strengthening of the euro relative to the Canadian dollar, product mix (+250 bps) from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories, the lower impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture in the current year (+170 bps), and lower inventory provisioning (+120 bps), partially offset by higher product costs (-250 bps) due to input cost inflation.
Other
Gross profit in our Other segment was $3.8m for the two quarters ended October 1, 2023 compared to $1.3m for the two quarters ended October 2, 2022, due to increased revenue as described above.

Canada Goose Holdings Inc.	Page 19 of 41

SG&A Expenses
SG&A expenses were $332.1m for the two quarters ended October 1, 2023 compared to $269.2m for the two quarters ended October 2, 2022. The increase of $62.9m or 23.4% was attributable to $21.0m of activities related to the Transformation Program, including $15.5m of consultancy fees and $5.5m of corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce, $17.5m in higher costs related to the expanded retail network, $9.7m of incremental corporate personnel costs, and $2.3m of investment in technology, including omni-channel enablement. The increase was partially offset by $2.5m from the timing of marketing activities to assist with brand awareness and support our growth, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024.

	Two quarters ended
	October 1, 2023		October 2, 2022
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
DTC	118.1	71.5%	91.7	70.8%	(26.4)	(28.8)%
Wholesale	33.4	17.7%	29.2	13.7%	(4.2)	(14.4)%
Other	180.6		148.3		(32.3)	(21.8)%
Total SG&A expenses	332.1	90.8%	269.2	77.6%	(62.9)	(23.4)%
Depreciation and amortization included above, was $54.1m for the two quarters ended October 1, 2023 compared to $47.4m for the two quarters ended October 2, 2022, an increase of $6.7m which is attributable to continued retail and office expansion.
DTC
SG&A expenses in our DTC segment for the two quarters ended October 1, 2023 were $118.1m, or 71.5% of segment revenue, compared to $91.7m, or 70.8% of segment revenue, for the two quarters ended October 2, 2022. The increase of $26.4m or 0.7% as a percentage of segment revenue was due to $17.5m of costs associated with the expansion of the retail network in the United States and Mainland China and prior year store openings running for the full duration of the period in fiscal 2024. There were no COVID-19 related temporary store closure costs in the two quarters ended October 1, 2023 compared to $0.2m in the comparative period.
Wholesale
SG&A expenses in our Wholesale segment for the two quarters ended October 1, 2023 were $33.4m, or 17.7% of segment revenue, compared to $29.2m or 13.7% of segment revenue, for the two quarters ended October 2, 2022. The increase of 4.0% in SG&A as a percentage of segment revenue was primarily driven by lower revenue in the two quarters and $4.2m or 14.4% of incremental costs. The increase in costs was attributable to $1.3m of higher personnel costs, $0.9m of higher logistics costs, $0.7m of professional fees, and $0.5m of higher commissions attributable to the earlier timing of shipments in Canada and EMEA to our wholesale partners.

Canada Goose Holdings Inc.	Page 20 of 41

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $180.6m for the two quarters ended October 1, 2023 compared to $148.3m for the two quarters ended October 2, 2022. The increase of $32.3m or 21.8% was attributable to $21.0m of activities related to the Transformation Program, including $15.5m of consultancy fees and $5.5m of corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce, and $12.7m of incremental corporate personnel costs, and $2.3m of investment in technology to support business growth, including omni-channel enablement. The increase was partially offset by $2.5m of favourable timing of marketing activities, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024, and $0.7m of favourable foreign exchange fluctuations.
Operating Loss and Margin
Operating loss and operating margin were $(97.4)m and (26.6)% for the two quarters ended October 1, 2023 compared to $(60.7)m and (17.5)% for the two quarters ended October 2, 2022. The increase in operating loss of $36.7m and decrease in operating margin of (910) bps were attributable to higher SG&A costs noted above, partially offset by higher gross profit.

	Two quarters ended
	October 1, 2023		October 2, 2022
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	6.3	3.8%	6.6	5.1%	(0.3)	(130)	bps
Wholesale	73.1	38.7%	79.7	37.3%	(6.6)	140	bps
Other	(176.8)		(147.0)		(29.8)
Total operating loss	(97.4)	(26.6)%	(60.7)	(17.5)%	(36.7)	(910)	bps
DTC
DTC segment operating income and operating margin were $6.3m and 3.8% for the two quarters ended October 1, 2023 compared to $6.6m and 5.1% for the two quarters ended October 2, 2022. The decrease in operating income of $0.3m was attributable to higher costs associated with the expansion of the retail network, partially offset by improved revenue and gross profit. The decrease in operating margin of (130) bps was attributable to higher costs associated with expansion of the retail network, partially offset by positive DTC comparable sales growth. There were no COVID-19 related temporary store closure costs in the two quarters ended October 1, 2023 compared to $2.4m in the comparative period.
Wholesale
Wholesale segment operating income and operating margin were $73.1m and 38.7% for the two quarters ended October 1, 2023 compared to $79.7m and 37.3% for the two quarters ended October 2, 2022. The decrease in operating income of $6.6m was attributable to higher SG&A expenses as discussed above, partially offset by higher gross profit. The increase in operating margin of 140 bps was attributable to the improved gross margin, driven by favourable pricing and product mix, partially offset by higher SG&A expenses as discussed above.

Canada Goose Holdings Inc.	Page 21 of 41

Other
Other segment operating loss was $(176.8)m for the two quarters ended October 1, 2023 compared to $(147.0)m for the two quarters ended October 2, 2022. The increase in operating loss of $(29.8)m was attributable to higher SG&A expenses as discussed above, partially offsetting the increased gross profit in this segment.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $28.1m for the two quarters ended October 1, 2023 compared to $29.5m for the two quarters ended October 2, 2022. The decrease of $1.4m and 4.7% was driven by favourable foreign exchange fluctuations related to the Term Loan Facility which is denominated in USD, net of hedging impacts, of $15.8m. The decrease was partially offset by the increase in net loss of $9.8m on the fair value remeasurement of the put option (liability increase of $7.1m, including translation losses of $2.0m) and contingent consideration (liability increase of $0.2m, including translation losses of $0.5m) related to Japan Joint Venture. The change in fair values of the contingent consideration and put option liability were driven by progression through the 4-year and 10-year terms, respectively, and improvements in the Company’s credit rating. The decrease was also partially offset by $3.2m of higher interest related to principal payments on lease liabilities, and higher interest charges of $1.7m due to higher gross borrowings during the period on our facilities from the comparative period.
Income Taxes
Income tax recovery was $44.6m for the two quarters ended October 1, 2023 compared to $31.6m for the two quarters ended October 2, 2022. For the two quarters ended October 1, 2023, the effective and statutory tax rates were 35.5% and 25.7%, respectively, compared to 35.0% and 25.4% for the two quarters ended October 2, 2022, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the two quarters ended October 1, 2023 was $(80.9)m compared to $(58.6)m for the two quarters ended October 2, 2022, driven by the factors described above.

Canada Goose Holdings Inc.	Page 22 of 41

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Operating income (loss) (reclassified)	Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2024
Second Quarter	109.4	162.0	9.7	281.1	—%	3.9	$0.04	$0.04	2.3	15.6	$0.16
First Quarter	55.8	27.1	1.9	84.8	—%	(81.1)	$(0.78)	$(0.78)	(99.7)	(91.1)	$(0.70)
Fiscal 2023
Fourth Quarter	227.5	45.5	20.2	293.2	24.1%	(3.1)	$(0.03)	$(0.03)	17.6	27.6	$0.14
Third Quarter	450.2	114.4	12.1	576.7	47.4%	134.9	$1.28	$1.28	190.7	197.1	$1.27
Second Quarter	94.8	180.7	1.7	277.2	22.8%	3.3	$0.03	$0.03	21.5	26.3	$0.19
First Quarter	34.8	33.2	1.9	69.9	5.7%	(62.4)	$(0.59)	$(0.59)	(82.2)	(75.9)	$(0.56)
Fiscal 2022
Fourth Quarter	185.6	34.9	2.6	223.1	20.3%	(9.1)	$(0.09)	$(0.09)	2.1	12.4	$0.04
Third Quarter	443.7	138.4	4.0	586.1	53.4%	151.3	$1.42	$1.40	204.5	205.0	$1.40
1Adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net income (loss) per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and ratio, and a reconciliation of the non-IFRS financial measures to the nearest IFRS measure.
Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the second quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•the formation of the Japan Joint Venture on April 4, 2022;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;

Canada Goose Holdings Inc.	Page 23 of 41

•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar; and
•the extra week in the third quarter of fiscal 2022.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with the Japan Joint Venture and amendments to long-term debt agreements;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and higher interest rates; and
•the introduction of the Transformation Program in the fourth quarter of fiscal 2023.

Canada Goose Holdings Inc.	Page 24 of 41

NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income (loss), constant currency revenue, net debt, net working capital, and free operating cash flow, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income (loss) per basic and diluted share attributable to shareholders of the Company, net debt leverage, and net working capital turnover, as well as DTC comparable sales growth which is a supplementary financial measure, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Second quarter ended		Two quarters ended
CAD $ millions (except per share data)	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
		Reclassified		Reclassified
Adjusted EBIT	15.6	26.3	(75.5)	(49.6)
Adjusted EBIT margin	5.5%	9.5%	(20.6)%	(14.3)%
Adjusted EBITDA	46.1	51.5	(16.5)	(1.8)
Adjusted net income (loss) attributable to shareholders of the Company	16.2	20.3	(56.9)	(38.5)
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.16	$0.19	$(0.55)	$(0.37)
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.16	$0.19	$(0.55)	$(0.37)
Free operating cash flow	(98.9)	(66.0)	(327.3)	(277.6)

CAD $ millions	October 1, 2023	October 2, 2022	April 2, 2023
Net debt	(851.9)	(735.0)	(468.1)
Net working capital	527.6	482.4	328.0

Canada Goose Holdings Inc.	Page 25 of 41

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income (loss) attributable to shareholders of the Company, and adjusted net income (loss) per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue sections of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information as an indicator of operational financial performance and to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities. See “Cash Flows” below for a table providing the calculation of free operating cash flow.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for

Canada Goose Holdings Inc.	Page 26 of 41

the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
The tables below reconcile net income (loss) to adjusted EBIT, adjusted EBITDA, and adjusted net income (loss) attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net income (loss) to adjusted EBIT, adjusted EBITDA and adjusted net income (loss) attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate store openings. Comparable periods have been restated to reflect this change.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the term loan, net of hedging, are now reflected in the presentation of net interest, finance and other costs; which was previously presented in SG&A expenses. Comparable periods have been reclassified to reflect this change.
See “Basis of Presentation” for additional details on the updates made to the comparable periods.

	Second quarter ended		Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net income (loss)	4.1	5.0	(80.9)	(58.6)
Add (deduct) the impact of:
Income tax recovery	(15.4)	(7.1)	(44.6)	(31.6)
Net interest, finance and other costs	13.6	23.6	28.1	29.5
Operating income (loss)	2.3	21.5	(97.4)	(60.7)
Net temporary store closure costs (a)	—	0.2	—	2.4
Head office transition costs (c)	—	1.5	0.8	3.2
Japan Joint Venture costs (e)	0.1	2.8	0.1	4.2
Strategic initiatives (g)	7.7	—	15.5	—
Net corporate restructuring costs (h)	5.5	—	5.5	—
Legal proceeding costs (i)	—	1.2	—	2.2
Other (l)	—	(0.9)	—	(0.9)
Total adjustments	13.3	4.8	21.9	11.1
Adjusted EBIT	15.6	26.3	(75.5)	(49.6)
Adjusted EBIT margin	5.5%	9.5%	(20.6)%	(14.3)%

Canada Goose Holdings Inc.	Page 27 of 41

	Second quarter ended		Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net income (loss)	4.1	5.0	(80.9)	(58.6)
Add (deduct) the impact of:
Income tax recovery	(15.4)	(7.1)	(44.6)	(31.6)
Net interest, finance and other costs	13.6	23.6	28.1	29.5
Operating income (loss)	2.3	21.5	(97.4)	(60.7)
Net temporary store closure costs (a)	—	0.2	—	2.4
Head office transition costs (c)	—	1.5	0.8	3.2
Japan Joint Venture costs (e)	0.1	2.8	0.1	4.2
Strategic initiatives (g)	7.7	—	15.5	—
Net corporate restructuring costs (h)	5.5	—	5.5	—
Legal proceeding costs (i)	—	1.2	—	2.2
Net depreciation and amortization (n)	30.5	25.2	59.0	47.8
Other (l)	—	(0.9)	—	(0.9)
Total adjustments	43.8	30.0	80.9	58.9
Adjusted EBITDA	46.1	51.5	(16.5)	(1.8)

Canada Goose Holdings Inc.	Page 28 of 41

	Second quarter ended		Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net income (loss)	4.1	5.0	(80.9)	(58.6)
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	0.3	—	2.5
Head office transition costs (c) (d)	—	1.8	1.2	3.9
Japan Joint Venture costs (e)	0.1	2.8	0.1	4.2
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (f)	0.7	(2.0)	7.8	(2.0)
Strategic initiatives (g)	7.7	—	15.5	—
Net corporate restructuring costs (h)	5.5	—	5.5	—
Legal proceeding costs (i)	—	1.2	—	2.2
Unrealized foreign exchange loss (gain) on Term Loan Facility (j)	1.7	16.8	(0.5)	15.3
Deferred tax adjustment (k)	—	—	(0.5)	—
Other (l)	—	(0.9)	—	(0.9)
Total adjustments	15.7	20.0	29.1	25.2
Tax effect of adjustments	(3.1)	(2.7)	(4.9)	(4.0)
Adjusted net income (loss)	16.7	22.3	(56.7)	(37.4)
Adjusted net income (loss) attributable to non-controlling interest (m)	(0.5)	(2.0)	(0.2)	(1.1)
Adjusted net income (loss) attributable to shareholders of the Company	16.2	20.3	(56.9)	(38.5)

Weighted average number of shares outstanding
Basic	102,468,461	105,334,265	103,089,612	105,284,370
Diluted	103,586,542	105,864,969	103,089,612	105,284,370
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.16	$0.19	$(0.55)	$(0.37)
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.16	$0.19	$(0.55)	$(0.37)
(a)Net temporary store closure costs of $nil and $nil were incurred in the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - $0.2m and $2.4m, respectively).
(b)Net temporary store closure costs incurred in (a) as well as $nil and $nil of interest expense on lease liabilities for temporary store closures for the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - $0.1m and $0.1m, respectively).
(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(d)Corporate head office transition costs incurred in (c) as well as $nil and $0.4m of interest expense on lease liabilities for the second and two quarters ended October 1, 2023,

Canada Goose Holdings Inc.	Page 29 of 41

respectively (second and two quarters ended October 2, 2022 - $0.3m and $0.7m, respectively).
(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(f)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a loss of $0.7m and $7.8m on fair value remeasurement of the contingent consideration and put option during the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - gain of $(2.0)m and $(2.0)m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income (loss).
(g)Consultancy fees incurred in connection with our Transformation Program.
(h)Corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce as part of our Transformation Program.
(i)Costs for legal proceeding fees including for the defence of class action lawsuits.
(j)Unrealized gains and losses on the translation of the term loan from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(k)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(l)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(m)Calculated as net income attributable to non-controlling interest within the Interim Financial Statements of $(0.2)m and $3.7m less $(0.3)m and $(3.9)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended October 1, 2023, respectively. Net income attributable to non-controlling interest within the Interim Financial Statements of $(1.7)m and $(0.5)m less $(0.3)m and $(0.6)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended October 2, 2022, respectively.
(n)Calculated as depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for temporary store closures (a), and corporate head office transition costs (c). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

Canada Goose Holdings Inc.	Page 30 of 41

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital1 position as at October 1, 2023 and October 2, 2022.

CAD $ millions	October 1, 2023	October 2, 2022	$ Change	April 2, 2023	$ Change
Current assets	803.5	832.5	(29.0)	863.2	(59.7)
Deduct: Cash	(37.5)	(97.1)	59.6	(286.5)	249.0
Current assets, net of cash	766.0	735.4	30.6	576.7	189.3

Current liabilities	396.2	375.7	20.5	352.4	43.8
Deduct the impact of:
Short-term borrowings	(80.7)	(57.3)	(23.4)	(27.6)	(53.1)
Current portion of lease liabilities	(77.1)	(65.4)	(11.7)	(76.1)	(1.0)
Current liabilities, net of short-term borrowings and current portion of lease liabilities	238.4	253.0	(14.6)	248.7	(10.3)

Net working capital[1]	527.6	482.4	45.2	328.0	199.6
1Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at October 1, 2023, we had $527.6m of net working capital compared to $482.4m of net working capital as at October 2, 2022. Net working capital turnover as a percentage of revenue was 33.1% as at October 1, 2023 and 29.0% in the comparative quarter.
The $45.2m increase in net working capital, or 9.4%, was driven by an increase in prepaid expenses, income tax receivable and inventory.
Inventory levels increased ahead of our peak selling season during the second quarter ended October 1, 2023, compared to second quarter ended October 2, 2022, in anticipation of planned year-over-year revenue growth. However, we have decelerated inventory growth in the two quarters ended October 1, 2023 since fiscal 2023 as compared to the two quarters ended October 2, 2022 to fiscal 2022. Planned deceleration of inventory growth and a shift to in-house production is expected to support alignment between production levels, anticipated revenue growth and utilize the evergreen product we have on-hand. We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and will continue to align with demand that we forecast in each region.
As at October 1, 2023, we had $527.6m of net working capital compared to $328.0m of net working capital as at April 2, 2023.

Canada Goose Holdings Inc.	Page 31 of 41

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the second and two quarters ended October 1, 2023 compared to the second and two quarters ended October 2, 2022.

	Second quarter ended			Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	$ Change	October 1, 2023	October 2, 2022	$ Change
		Reclassified			Reclassified
Total cash (used in) from:
Operating activities	(57.2)	(44.8)	(12.4)	(266.5)	(241.7)	(24.8)
Investing activities	(26.4)	(7.7)	(18.7)	(32.1)	(8.6)	(23.5)
Financing activities	72.1	66.2	5.9	51.1	59.9	(8.8)
Effects of foreign currency exchange rate changes on cash	1.0	1.6	(0.6)	(1.5)	(0.2)	(1.3)
(Decrease) increase cash	(10.5)	15.3	(25.8)	(249.0)	(190.6)	(58.4)
Cash, beginning of period	48.0	81.8	(33.8)	286.5	287.7	(1.2)
Cash, end of period	37.5	97.1	(59.6)	37.5	97.1	(59.6)

Free operating cash flow[1]	(98.9)	(66.0)	(32.9)	(327.3)	(277.6)	(49.7)
1Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows used in operating activities
Cash flows used in operating activities were $57.2m for the second quarter ended October 1, 2023 compared to $44.8m for the second quarter ended October 2, 2022. The increase in cash flows used in operating activities of $12.4m was due to higher taxes paid of $8.8m and higher interest paid of $4.6m.

Canada Goose Holdings Inc.	Page 32 of 41

Cash flows used in operating activities were $266.5m for the two quarters ended October 1, 2023 compared to $241.7m for the two quarters ended October 2, 2022. The increase in cash flows used in operating activities of $24.8m was due to higher net loss and higher taxes paid of $22.7m and higher interest paid of $5.4m, partially offset by lower inventory production.
Cash flows used in investing activities
Cash flows used in investing activities were $26.4m for the second quarter ended October 1, 2023 compared to $7.7m for the second quarter ended October 2, 2022. The increase in cash flows used in investing activities of $18.7m was primarily due to increased costs on capital expenditures driven by the expansion of the retail network and settlements associated with the completion of the new head office.
Cash flows used in investing activities were $32.1m for the two quarters ended October 1, 2023 compared to $8.6m for the two quarters ended October 2, 2022. The increase in cash flows used in investing activities of $23.5m was primarily due to increased costs on capital expenditures driven by the expansion of the retail network and settlements associated with the completion of the new head office.
Cash flows from financing activities
Cash flows from financing activities were $72.1m for the second quarter ended October 1, 2023 compared to cash flow from financing activities of $66.2m for the second quarter ended October 2, 2022. The increase in cash flows from financing activities of $5.9m was driven by increased borrowings of $30.9m on the revolving credit facility and increased borrowings on the Mainland China credit facilities of $5.6m to fund working capital. This is offset by $29.9m of higher payments for the purchase of subordinate voting shares that were cancelled related to the Normal Course Issuer Bid (“NCIB”) as described below.
Cash flows from financing activities were $51.1m for the two quarters ended October 1, 2023 compared to cash flow from financing activities of $59.9m for the two quarters ended October 2, 2022. The decrease in cash flows from financing activities of $8.8m was driven by $57.4m of higher payments for the purchase of subordinate voting shares that were cancelled related to the NCIB as described below. The decrease was partially offset by increased borrowings in the period of $30.9m on the revolving credit facility, $13.6m on the Mainland China credit facilities to fund working capital, and $5.7m on the Japan credit facility.

Canada Goose Holdings Inc.	Page 33 of 41

Free operating cash flow1
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	Second quarter ended			Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	$ Change	October 1, 2023	October 2, 2022	$ Change
		Reclassified			Reclassified
Total cash used in:
Operating activities	(57.2)	(44.8)	(12.4)	(266.5)	(241.7)	(24.8)
Investing activities	(26.4)	(7.7)	(18.7)	(32.1)	(8.6)	(23.5)
Principal payments on lease liabilities	(15.3)	(13.5)	(1.8)	(28.7)	(27.3)	(1.4)
Free operating cash flow[1]	(98.9)	(66.0)	(32.9)	(327.3)	(277.6)	(49.7)
1Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Free operating cash flows in the second quarter ended October 1, 2023 decreased to $(98.9)m from $(66.0)m for the second quarter ended October 2, 2022 due to higher taxes, higher interest paid and increased settlements of capital investments.
Free operating cash flows in the two quarters ended October 1, 2023 decreased to $(327.3)m from $(277.6)m for the two quarters ended October 2, 2022 due to higher net loss, higher taxes paid and increased settlements of capital investments.
Indebtedness
The following table presents our net debt1 as at October 1, 2023, October 2, 2022, and April 2, 2023.

CAD $ millions	October 1, 2023	October 2, 2022	$ Change	April 2, 2023	$ Change
Cash	37.5	97.1	(59.6)	286.5	(249.0)
Mainland China Credit Facilities	(47.5)	(24.1)	(23.4)	(9.8)	(37.7)
Japan Credit Facility	(29.1)	(29.1)	—	(13.7)	(15.4)
Revolving Credit Facility	(86.3)	(55.9)	(30.4)	—	(86.3)
Term Loan Facility	(396.2)	(407.5)	11.3	(396.3)	0.1
Lease liabilities	(330.3)	(315.5)	(14.8)	(334.8)	4.5
Net debt[1]	(851.9)	(735.0)	(116.9)	(468.1)	(383.8)
1Net debt is non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 34 of 41

As at October 1, 2023, net debt was $851.9m compared to $735.0m as at October 2, 2022. The increase of $116.9m was driven by a decrease in cash of $59.6m, and increased borrowings on the Mainland China credit facilities and the revolving credit facility. Net debt leverage1 as at October 1, 2023 was 3.3 times adjusted EBITDA.
Net debt as at October 1, 2023 was $851.9m compared to $468.1m as at April 2, 2023. The increase in net debt of $383.8m was driven by a decrease in cash of $249.0m and increased borrowings on the Mainland China credit facilities and the revolving credit facility.
Based on seasonality of the business, increased borrowings are in line with expectation and are expected to substantially be paid off by the end of the fiscal year.
See “Note 10. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings”, “Factors affecting performance” and “Indebtedness” in our fiscal 2023 Annual Report for detailed information on our debt facilities and seasonality of the business.
Amendments to borrowings
Effective June 30, 2023, LIBOR rates were no longer published for U.S Dollars. As a result, in the first quarter ended July 2, 2023, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). The Company entered into further amendments for the revolving credit facility, the term loan facility and the interest rate swaps to transition to SOFR. In connection with the amendments, during the first quarter ended July 2, 2023 the Company also extended the maturity of the revolving credit facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the revolving credit facility, which are being amortized using the effective interest rate method over the new term to maturity. The term loan facility now has an interest rate of SOFR plus a term SOFR adjustment of 0.11448%. There were no amendments to borrowings in the second quarter ended October 1, 2023.
Normal Course Issuer Bid
Share capital transactions for the two quarters ended October 1, 2023
During the two quarters ended October 1, 2023, the Company purchased 2,521,501 subordinate voting shares for cancellation for total cash consideration of $56.2m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $50.5m charged to retained earnings. Since the commencement of the NCIB in fiscal 2023, the Company purchased 3,674,303 subordinate voting shares for cancellation for total cash consideration of $84.1m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the Automatic Share Purchase Plan (“ASPP”) entered into in connection with the NCIB, was $10.0m as at October 1, 2023. The amount was charged to contributed surplus. Subsequent to the two quarters ended October 1, 2023, the Company purchased an additional 570,057 subordinate voting shares for cancellation for total cash consideration of $10.0m under the ASPP. As at the date hereof of this report, the remaining liability to the designated broker is $nil.

Canada Goose Holdings Inc.	Page 35 of 41

See “Note 11. Shareholders’ equity” in our Interim Financial Statements and “Note 18. Shareholders’ equity” in our fiscal 2023 Annual Report for detailed information on the NCIB program.
Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our fiscal 2023 Annual Report and “Note 15. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since April 2, 2023.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. In Europe, a subsidiary of the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at October 1, 2023.
See “Note 15. Financial risk and management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in our fiscal 2023 Annual Report for detailed information on our off-balance sheet arrangements.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at October 25, 2023, there were 50,356,220 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at October 25, 2023, there were 4,496,533 options, 521,131 restricted share units, and 388,109 performance share units outstanding under the Company’s equity incentive plans, of which 2,213,855 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.

Canada Goose Holdings Inc.	Page 36 of 41

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. Moreover, within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of trade accounts receivable for certain designated customers for a maximum of JPY450.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k.
In addition, a subsidiary of the Company in Europe manages credit risk through the agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
Our exposure to credit risk has not significantly changed from the fiscal year ended April 2, 2023. See “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal 2023 Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan, Hong Kong dollar and Taiwanese dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.

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As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable on the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan. The Company has entered into foreign exchange forward contracts to hedge 90% or USD270.0m of its exposure to foreign currency exchange risk related to principal payments on the term loan denominated in U.S. dollars.
See “Note 15. Financial risk and management objectives and policies” in our Interim Financial Statements, and the “Foreign exchange risk” section of our fiscal 2023 Annual Report for detailed information about the Company’s hedging program.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China credit facilities, Japan credit facility, the revolving credit facility and the term loan, which currently bear interest rates at 3.07%, 0.35%, 5.89% and 8.93%, respectively.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m term loan. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the two quarters ended October 1, 2023 would have increased interest expense on the Mainland China credit facilities, the revolving credit facility, Japan credit facility, and the term loan by $0.1m, $0.2m, $0.1m, and $2.0m, respectively (two quarters ended October 2, 2022 - less than $0.1m, $0.1m, $0.1m, and $1.9m, respectively).
FISCAL 2024 OUTLOOK
A revised discussion as to our fiscal 2024 outlook is contained in our earnings press release dated November 1, 2023 under the section entitled “Fiscal 2024 Full Year and Q3 Outlook”. This press release is available on the SEDAR+ website at www.sedarplus.ca under the Company’s profile, on the EDGAR section of the SEC website at www.sec.gov.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the second and two quarters ended October 1, 2023, the Company

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incurred expenses with related parties of $0.1m and $0.4m, respectively (second and two quarters ended October 2, 2022 - $0.2m and $0.5m, respectively) from companies related to certain shareholders. Balances owing to related parties as at October 1, 2023 were $0.1m (October 2, 2022 - $0.2m, April 2, 2023 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.7m as at October 1, 2023 (October 2, 2022 - $3.5m, April 2, 2023 - $3.1m). During the second and two quarters ended October 1, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.3m and $0.7m, respectively (second and two quarters ended October 2, 2022 - $0.3m and $0.7m, respectively). No amounts were owing to Baffin entities as at October 1, 2023, October 2, 2022, and April 2, 2023.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $2.2m as at October 1, 2023 (October 2, 2022 - $2.7m, April 2, 2023 - $2.7m). During the second and two quarters ended October 1, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $0.8m and $1.9m, respectively (second and two quarters ended October 2, 2022 - $1.1m and $2.5m, respectively). Balances owing to Sazaby League as at October 1, 2023 were $0.2m (October 2, 2022 - $0.3m, April 2, 2023 - $0.2m).
During the second and two quarters ended October 1, 2023, the Japan Joint Venture sold inventory of $0.1m and $0.1m, respectively to companies wholly owned by Sazaby League (second and two quarters ended October 2, 2022 - $0.1m and $0.1m, respectively). As at October 1, 2023, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (October 2, 2022 - $0.1m, April 2, 2023 - $0.1m).
Pursuant to the agreement entered between the Company and Sazaby League to form the Japan Joint Venture ("Joint Venture Agreement"), during the second and two quarters ended October 2, 2022 the Company sold inventory of $4.5m and $11.2m, respectively, to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. The Company recognized a receivable from Sazaby League as at October 2, 2022 of $1.6m in trade receivables. During the second and two quarters ended October 2, 2022, the Japan Joint Venture repurchased $5.0m and $11.2m, respectively, of inventory from Sazaby League and the Japan Joint Venture recognized a payable to Sazaby League of $1.7m as at October 2, 2022 in accounts payable and accrued liabilities. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions. The repurchase of inventory pursuant to this Joint Venture Agreement was completed during the fourth quarter ended April 2, 2023.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our fiscal 2023 Annual Report for detailed information.

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CHANGES IN ACCOUNTING POLICIES
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Interim Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development (“OECD”) Pillar Two international tax reform. Upon issuance of the Amendments, the temporary exception has been adopted by the Company as at July 2, 2023. The disclosure requirements for current tax expense and the disclosures for enacted legislation but not yet effective are required for annual reporting periods beginning on or after January 1, 2023, but are not required for any interim period ending on or before December 31, 2023.
SUBSEQUENT EVENTS
Prior to the end of the second quarter, the Company entered into a framework agreement to acquire a manufacturing facility. The acquisition has not been completed as at the issuance date of this MD&A, but is expected imminently.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of October 1, 2023 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the two quarters ended October 1, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of October 1, 2023.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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